EXHIBIT 12

Chesapeake Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio of earnings to fixed charges)

	Nine Months Ended		Fiscal Years Ended On
	09/28/03	09/29/02	12/29/02	12/30/01	12/31/00	12/31/99	12/31/98
Earnings:
Pre tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/loss from equity investees	20.7	11.6	26.5	15.5	16.7	76.0	(2.8)
Fixed charges	35.0	36.7	48.6	44.2	44.8	38.3	23.4
Pre tax losses of equity investees	—	—	—	(0.4)	(0.6)	—	—

	55.7	48.3	75.1	59.3	60.9	114.3	20.6

Less capitalized interest	(0.6)	—	(0.1)	—	—	—	—
Less minority interest	—	—	—	(0.1)	(0.3)	—	—

Total Earnings	55.1	48.3	75.0	59.2	60.6	114.3	20.6

Fixed Charges:
Interest expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness	33.3	35.0	46.3	41.7	42.9	37.4	22.9
Estimated interest component of rental expense (1)	1.7	1.7	2.3	2.5	1.9	0.9	0.5

Total Fixed Charges	35.0	36.7	48.6	44.2	44.8	38.3	23.4

Ratio of earnings to fixed charges (2)	1.6	1.3	1.5	1.3	1.4	3.0	—

(1)	Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.

(2)	For the year ended December 31, 1998, fixed charges exceeded earnings by approximately $2.8 million.